 Exhibit 99.1

SunStream Bancorp Provides Follow-on Funding to SKYMINT

CALGARY, AB, Nov. 15, 2022 /CNW/ - SunStream Opportunities LP ("SunStream"), an affiliate of SunStream Bancorp Inc., a joint venture sponsored by SNDL Inc. (Nasdaq: SNDL) ("SNDL"), today announced the closing of a US$6.25M senior secured term loan ("Senior Secured Term Loan") follow-on financing (the "Financing") to SKYMINT Brands ("SKYMINT").

The Financing, made through Tropics LP, an affiliate of SunStream, increases the Senior Secured Term Loan principal amount advanced to SKYMINT to US$81.25 million. The Financing is the second follow-on senior secured term loan financing provided by SunStream to SKYMINT, the first being an incremental US$5 million for general working capital purposes, made in May 2022. In September of 2021, SunStream advanced its initial senior secured term loan to Skymint in the amount of US$70 million, in connection with SKYMINT's acquisition of 3Fifteen Cannabis ("3Fifteen"). The use of funds of the Financing will be for general working capital purposes, as SKYMINT finalizes the transfer of the remainder of the cannabis licenses acquired from 3Fifteen. With the acquisition of 3Fifteen, SKYMINT seeks to expand its retail footprint to 24 locations in Michigan, believed to be one of the largest cannabis retail footprints in the state.

Loans issued under the Financing will bear interest at a rate of 12.5% to 16.5% per annum based on a leverage test and mature on September 17, 2025.

SunStream is a joint venture between SNDL and the SAF Group that leverages a strategic financial and operational partnership to target attractive risk-return opportunities in the cannabis industry in order to provide exposure to a portfolio of attractive investments. Over the last two years, SunStream has deployed over US$400 million in loans to State licensed cannabis operators in the US, which include several multi-state operators.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on Nasdaq under the symbol "SNDL."

SNDL is the largest private sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, and Spiritleaf. SNDL is a licensed cannabis producer that uses state-of-the-art indoor facilities to supply wholesale and retail customers under a cannabis brand portfolio that includes Top Leaf, Sundial Cannabis, Palmetto, Spiritleaf Selects, Re-Up, Namaste, Value Buds and Grasslands. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

For more information on SNDL, please go to www.sndl.com.

Sunstream (CNW Group/Sundial Growers Inc.)

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SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2022/15/c9209.html

%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: Sundial Growers Inc.

CNW 16:20e 15-NOV-22